SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               ------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                        SOUTHWESTERN LIFE HOLDINGS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   845606 10 2
                                 (CUSIP Number)


                              Mr. Kenneth F. Cooper
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2940

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 12, 2000
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

---------------------------
   CUSIP No. 845606 10 2
---------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC
                             TIN:  13-4006560

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY

        EACH        ------------------------------------------------------------
     REPORTING      8       SHARED VOTING POWER
      PERSON                1,240,000 shares of Common Stock
       WITH

                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            1,240,000 shares of Common Stock

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,240,000 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          13.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO

--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 845606 10 2
---------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Vicuna Partners LLC
                           TIN:  13-4006612

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES    7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY

        EACH        ------------------------------------------------------------
     REPORTING      8       SHARED VOTING POWER
      PERSON                1,240,000 shares of Common Stock
       WITH

                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            1,240,000 shares of Common Stock

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,240,000 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          13.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO

--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 845606 10 2
---------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Capital I L.P.
                           TIN:  13-4006625

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          988,970 shares of Common Stock
        BY
       EACH

     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero

                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            988,970 shares of Common Stock

                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            Zero

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          988,970 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          10.9%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 845606 10 2
---------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               WNP Investment Partnership  L.P.
               TIN:  13-4006626

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          251,030 shares of Common Stock
        BY
       EACH

     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero

                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            251,030 shares of Common Stock

                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            Zero

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          251,030 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          2.7%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 845606 10 2
---------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Joshua G. Welch
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------


NUMBER OF SHARES    7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY

        EACH        ------------------------------------------------------------
     REPORTING      8       SHARED VOTING POWER
      PERSON                1,240,000 shares of Common Stock
       WITH

                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            1,240,000 shares of Common Stock

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,240,000 shares of Common Stock
          (see Item 5).

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          13.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------

     This Amendment No. 1 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Stock, par value $.01 per share ("Common Stock"), of Southwestern Life Holdings, Inc. (formerly PennCorp. Financial Group, Inc.) ("SLHI") filed by the Reporting Persons (as defined below) on July 11, 2000.


     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), and Joshua G. Welch ("Welch").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The source of funds used to purchase the shares of Common Stock (and the other securities of SLHI that the Reporting Persons exchanged for Common Stock or exercised for Common Stock) owned by the Reporting Persons was working capital of Capital and WNP. The amount of such funds was approximately $11,327,000 for the Shares owned by Capital and approximately $2,761,000 for the Shares owned by WNP.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER
           ------------------------------------

     As of the date hereof, Capital is the beneficial owner 988,970 shares of Common Stock and WNP is the beneficial owner 251,030 shares of Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP.

     As of the date hereof, Capital is the beneficial owner of 10.9% of the Common Stock and WNP is the beneficial owner of 2.7% of the Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP. The percentages of the outstanding Common Stock reported in this Schedule 13D are calculated on the basis of 9,059,000 shares of Common Stock issued and outstanding on August 7, 2000, as reported in SLHI's Quarterly Report on Form 10-Q for the quarter ended June 30,2000.

     By virtue of its status as general partner of Capital and WNP, Partners might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital and WNP power to vote or direct the vote of the securities owned by Capital and WNP.

     By virtue of its status as general partner of Capital and WNP, Partners might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital and WNP power to dispose or direct the disposition of the securities owned by Capital and WNP.

     No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the original Statement on Schedule 13D, in the Common Stock during the 60 days prior to the date of this Schedule 13D, except for the following transactions effected by Capital and WNP:

                             Transactions by Capital

Date              Transaction       Amount           Price/Sh.         Market
----              -----------       ------           ---------         ------
10/04/2000        Buy               34,900           $12.25            NASDAQ
10/05/2000        Buy                4,350           $12.375           NASDAQ
10/09/2000        Buy                3,800           $12.3125          NASDAQ
10/11/2000        Buy               15,200           $12.0938          NASDAQ
10/12/2000        Buy               24,800           $11.9654          NASDAQ
10/13/2000        Buy                2,700           $12.0625          NASDAQ
10/18/2000        Buy                2,800           $12.4375          NASDAQ

                               Transactions by WNP

Date              Transaction       Amount           Price/Sh.         Market
----              -----------       ------           ---------         ------
10/04/2000        Buy               11,100           $12.25            NASDAQ
10/05/2000        Buy                1,380           $12.375           NASDAQ
10/09/2000        Buy                1,200           $12.3125          NASDAQ
10/11/2000        Buy                4,800           $12.0938          NASDAQ
10/12/2000        Buy                7,900           $11.9654          NASDAQ
10/13/2000        Buy                  900           $12.0625          NASDAQ
10/18/2000        Buy                  900           $12.4375          NASDAQ



ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------


         Exhibit A:  Agreement  of Joint  Filing,  dated as of October 19,
                     2000, among Advisors, Partners, Capital, WNP and Welch.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2000


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                                /s/ Joshua G. Welch
                            -----------------------------------------
                                    Joshua G. Welch

                                                                      EXHIBIT A
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D dated October 19, 2000 relating to the Common Stock, par value $.01 per share, of Southwestern Life Holdings, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  October 19, 2000


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner

                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                                /s/ Joshua G. Welch
                            -----------------------------------------
                                    Joshua G. Welch